STOCK PURCHASE AGREEMENT

by and between

ANTHONY JAMES BAGLIORE III and **LORI SUE BAGLIORE**

AND

T.A.S. COMMERCIAL CONCRETE CONSTRUCTION, LLC

APRIL 9, 2017

TABLE OF CONTENTS

Page

Schedules

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT ("**Agreement**"), is made effective as of **April 9, 2017**, by and among **Anthony James Bagliore III** and **Lori Sue Bagliore**, as the sole stockholders of **Tony Bagliore Concrete, Inc.,** a Texas corporation (the "**Company**") and **T.A.S. Commercial Concrete Construction, LLC**, a Delaware limited liability company ("**Purchaser**"). Capitalized terms used in this Agreement and not otherwise defined have the meanings assigned to them in **Article VII** hereof.

WITNESSETH:

WHEREAS, Anthony James Bagliore III ("**Mr. Bagliore**") and Lori Sue Bagliore ("**Mrs. Bagliore**") are the sole shareholders of the Company and shall be hereinafter collectively referred to as the "**Sellers**."

WHEREAS, the Sellers own of record, beneficially and taken together, all of the issued and outstanding shareholdings of the Company.

WHEREAS, the Sellers desire to sell, assign, transfer and deliver to Purchaser and Purchaser desires to purchase, all, but not less than all, of the shares of stock of the Company (the "Shares").

NOW THEREFORE, in consideration of the mutual covenants, promises, agreements, representations, and warranties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto do hereby covenant, promise, agree, represent and warrant as follows:

ARTICLE I.
SALE AND PURCHASE

1.1 Sale and Purchase. Subject to the terms and conditions of this Agreement, at the Closing, the Sellers will sell, assign and transfer to Purchaser, and Purchaser will purchase and acquire from the Sellers, the Shares, free and clear of all Liens (other than restrictions on transfer pursuant to applicable securities Laws).

1.2 Purchase Price. Amount. The aggregate consideration to be paid by the Purchaser to the Sellers for the Shares will be Six Million Dollars (US$ 6,000,000) (the "**Base Purchase Price**") and as adjusted pursuant to Section 1.5, the "**Purchase Price**").

(b) Earn Out Amount. In addition to the Purchase Price, an earn-out amount of up to an additional $2 million becomes payable (based upon the representation and warranty described in Section 2.28) to the extent, the following conditions are satisfied:

- Upon closing of the Company's books for the calendar year 2017, provided that and only if EBITDA, for said year is at least $3.0 million, an additional $1 million will be paid to the Sellers of the Company.

- Upon closing of the Company's books for the calendar year 2018, provided that and only if EBITDA for said year is at least $3.15 million, an additional $1 million will be paid to the Sellers of the Company. Additionally, if and only if the earn-out payment for 2017 was not achieved, but the total cumulative EBITDA, for both the calendar years 2017 and 2018 is at least $6.15 million, in the aggregate, then the $1 million earn-out payment tied to 2017 will also be paid to the Sellers of the Company.
- If and only if the $2 million earn-out has not been earned and paid to the Sellers with respect to calendar years 2017 and 2018, or in the alternative, with respect to both years cumulatively, then upon closing of the Company's books for the calendar year 2019, provided that the total cumulative EBITDA , for the calendar years 2017, 2018 and 2019 is at least $9.46 million, in the aggregate, then the $1 million earn-out payments tied to 2017 and 2018 not otherwise already earned and paid, will be paid to the Sellers of the Company. For further clarity, the maximum earn-out achievable by the Sellers is $2 million, whether earned on an individual year basis or in the aggregate over all applicable earn-out periods.
- Provided in respect of each year of the earn-out periods, to the extent Maintenance Capital Expenditures incurred specifically by and for Seller's existing Central Texas operations exceed $250,000 then the amount above $250,000 will be deducted from that year's actual reported EBITDA prior to making the determination of reaching each applicable minimum earn-out threshold. Provided however, Purchaser required Capital Expenditures beyond the type used to determine the earn out EBIDTA amounts described above in this Section 1.2(b) shall not be included in the $250,000 Capital Expenditure limit.

(c) Method of Payment at Closing. All payments under this Section 1.2 shall be made by wire transfer of <u>immediately</u> available funds. The Base Purchase Price shall be paid by Purchaser making the following payments at Closing:

(i) First, to each creditor or lender identified on **<u>Schedule 1.2(c)</u>**, Purchaser shall pay the amount necessary to pay all Repaid Debt (defined below) in accordance with the Payoff Letter (defined below) (the "**Debt Payoff**");

(ii) Second, to the Indemnity Escrow Agent, Purchaser shall pay an amount equal to the Indemnity Escrow Funds; and

(iii) Finally, to the account identified on **<u>Schedule 1.2(b)</u>**, Purchaser shall pay the balance of the Base Purchase Price remaining after the Debt Payoff, less the Indemnity Escrow Funds.

(d) Payoff Letters for Repaid Debt. Schedule 1.2(c) includes a true and accurate copy of payoff letters (the "Payoff Letters") from each of the creditors to whom any of the Debt of the Company as identified on Schedule 1.2(c) (the "Repaid Debt") is owed, setting forth (i) the balance of the remaining principal amount, (ii)

the accrued interest expense through the Closing Date and (iii) the amount of any prepayment penalties and other sums required to effect the Debt Payoff.

(e) Indemnity Escrow. The Sellers agree that the sum of Seven Hundred, Fifty Thousand Dollars ($750,000) (the "Indemnity Escrow Funds") otherwise payable to the Sellers as part of the Purchase Price at Closing shall be delivered by the Purchaser to the Escrow Agent pursuant to the Indemnity Escrow Agreement to be held, invested, safeguarded, and released by the Escrow Agent in an interest bearing account (the "Indemnity Escrow Account") pursuant to the terms of this Agreement and the Indemnity Escrow Agreement. The Indemnity Escrow Funds shall be available for payment of any claims made by a Purchaser Indemnified Party pursuant to Article VI below and in accordance with the terms of the Indemnity Escrow Agreement. The Purchaser Indemnified Parties shall first seek reimbursement for any Losses for which they are entitled to receive indemnification under this Agreement out of the funds deposited in the Indemnity Escrow Account, pursuant to the terms of the Indemnity Escrow Agreement, until such funds are exhausted or released from the Indemnity Escrow Account. Except to the extent the Purchaser had already filed in writing a pending claim for indemnity with the Escrow Agent, all funds not exhausted pursuant to the Indemnity herein shall be automatically released by the Escrow Agent and payable to the Sellers without further authorization from Purchaser on the first business day twelve (12) months after the Closing Date.

(f) Purchase Price Allocation. The Parties agree to allocate the Purchase Price among the Assets for all purposes (including financial accounting and Tax purposes) in accordance with the allocation schedule attached as Exhibit "A". Neither Purchaser nor Sellers shall take any position (whether in audits, tax returns, or otherwise) that is inconsistent with such allocations.

1.3 Closing The closing of the Transactions (the "**Closing**") shall take place at 9:00 a.m. Central Standard Time at the offices of the Purchaser, 12000 Aerospace Ave, Suite 300, Houston, Texas 77034, on the first business day of the month coincident with or next following the month in which this Agreement is executed and delivered by the Parties (the "**Closing Date**").

1.4 Closing Deliveries. At the Closing:

(a) Deliveries by the Sellers. Sellers shall deliver to the Purchaser the following:

(i) an assignment of the Shares by which the Sellers transfer their respective shareholdings to the Purchaser, as set forth in **Exhibits "G-1 & G-2"**;

(ii) a cross receipt acknowledging receipt of that portion of the Purchase Price that is to be paid to Sellers at the Closing pursuant to Section 1.2(b);

(iii) the consents, permits, and approvals listed on **Schedule 2.2(b)**;

(iv) the counterparts of the Indemnity Escrow Agreement dated the Closing Date duly executed by the Sellers;

(v) the counterparts of Employment Agreements dated the Closing Date between the Purchaser and each of Anthony James Bagliore, III, Lori S. Bagliore, Scott Kearsing and Greg Graham in the forms set forth at **Exhibits "B-1 to B-4"**, duly executed by each individual (collectively the "**Employment Agreements**");

(vi) written resignations of certain officers and directors of the Company set forth in **Exhibits "C-1 to C-4"**, all effective as of the Closing Date;

(vii) a certificate of existence and a certificate of good standing, each issued by the secretary of state or other applicable state agency with respect to the Company in each case dated no earlier than ten days prior to the Closing Date; the original minute books and other organizational documents, as applicable, of the Company;

(viii) any other Transaction Documents which, in accordance with the express terms of this Agreement, contemplate delivery by the Sellers on the Closing Date;

(ix) fully executed amendment to that certain lease agreement related to the office building property located at 2436 County Road 311, Jarrell, TX 76537, in the form set forth at **Exhibit "D"**.

(b) Deliveries by the Purchaser to the Sellers. The Purchaser shall deliver to the Sellers the following:

(i) a cross receipt acknowledging receipt of the shareholder interest assignment described in Section 1.4(a) (ii);

(ii) cash payment of that portion of the Purchase Price that is to be paid to the Sellers pursuant to Section 1.2(b);

(iii) a counterpart of the Indemnity Escrow Agreement dated the Closing Date duly executed and delivered by the Purchaser;

(iv) the Employment Agreements duly executed by the Purchaser;

(v) a certificate of good standing, issued by the Delaware Secretary of State, with respect to the Purchaser, dated no earlier than ten days prior to the Closing Date; and

(vi) any other Transaction Documents, which, in accordance with the express terms of this Agreement, contemplate delivery by the Purchaser on the Closing Date.

(c) Additional Deliveries.

(i) the Purchaser will pay the Repaid Debt to the creditors and lenders identified on **Schedule 1.2(c)** in accordance with Section 1.2(b) (i);

(ii) the Purchaser will deliver the Indemnity Escrow Funds to the Indemnity Escrow Agent in accordance with Section 1.2(b) (ii); and

(iii) the Sellers and Purchaser will deliver to the Indemnity Escrow Agent their respective counterparts to the Indemnity Escrow Agreement.

1.5 Delivery of Estimated Closing Statement and Proposed Closing Statement.

(a) The Base Purchase Price is subject to adjustment as set forth in this Section 1.5 based on the Working Capital on the Closing Date ("**Closing Date Working Capital**"), as finally determined pursuant to this Section 1.5. **Schedule 1.5(a)** is a statement setting forth Sellers' good faith estimate of the Closing Date Working Capital (the "**Estimated Working Capital**"), which has been prepared consistently with the calculations in **Exhibit "E"**. If the Closing Date Working Capital is less than the Estimated Working Capital, then the Purchase Price shall be an amount equal to the Base Purchase Price minus the amount by which the Estimated Working Capital exceeds the Closing Date Working Capital. If the Closing Date Working Capital exceeds the Estimated Working Capital Amount, then the Purchase Price shall be an amount equal to the Base Purchase Price plus the amount by which the Closing Date Working Capital exceeds the Estimated Working Capital. The determination of, and payment for, the Closing Date Working Capital shall be made pursuant to the principles set forth in subsections (b) through (f) of this Section 1.5 and the relevant definitions appearing in ARTICLE VII and elsewhere in this Agreement.

(b) As promptly as practicable, but no later than 75 days after the Closing Date, Purchaser shall deliver to Sellers a statement setting forth its good faith determination of the Closing Date Working Capital (the "**Proposed Final Working Capital Statement**"), together with reasonable supporting documentation. The Proposed Final Working Capital Statement shall be prepared in accordance with the procedures set forth in **Exhibit "E"**. Purchaser shall reasonably consult with Sellers in the preparation of the Proposed Final Working Capital Statement.

(c) If Sellers have any questions about the Proposed Final Working Capital Statement, Purchaser shall provide such work papers and similar materials used or prepared in connection with the Proposed Final Working Capital Statement as Sellers may reasonably request. Sellers shall have 30 days (the "**Objection Period**") after the later of (i) receipt of the Proposed Final Working Capital Statement or (ii) receipt of any requested materials to raise any objection thereto. In order for an objection to be properly raised, Sellers must provide Purchaser with a written objection prior to the expiration of the Objection Period specifying in reasonable detail the item or items in the Proposed Final Working Capital Statement that the Sellers dispute (the "**Objection Notice**").

(d) During the 30-day period immediately following the date the Sellers deliver an Objection Notice (the "**Discussion Period**"), Purchaser and Sellers shall seek in good faith to resolve any differences that they may have with respect to any items

specified in the Objection Notice. During the Discussion Period, Purchaser and Sellers shall each have access to the other party's work papers and similar materials used or prepared in connection with the Proposed Final Working Capital Statement or the Objection Notice, as the case may be. If the Purchaser and Sellers reach agreement on any or all of the disputed items, such agreement shall be reduced to a written agreement executed by Purchaser and Sellers, and such written agreement shall be conclusive, final and binding on the parties hereto as to such resolved items and shall not be subject to legal challenge or judicial review for any reason (except for any claim by a party based on fraud).

(e) If, by the end of the Discussion Period, Purchaser and Sellers have not resolved by written agreement all differences that they may have with respect to items specified in the Objection Notice, either Purchaser or Sellers may submit any items remaining in dispute for arbitration to such independent nationally recognized accounting firm with an office in Texas mutually agreed upon by the parties (the "**Accounting Firm**"), provided that the party giving notice to the Accounting Firm shall provide a copy of such notice at the same time to the other party (the date such notice is provided to the Accounting Firm being referred to herein as the "**Arbitration Commencement Date**"). No later than 30 days after the engagement of such Accounting Firm, Purchaser and Sellers, each shall furnish the Accounting Firm with its respective version of the working capital statement, together with reasonably detailed supporting information and calculations. Each party shall be entitled to submit to the Accounting Firm a brief in support of, or further explaining, its position, with respect to the disputed items, which brief shall be submitted to the Accounting Firm, and copied to the other party, not later than 15 days following the Arbitration Commencement Date. Each party agrees to cooperate with the Accounting Firm and provide such additional information regarding the disputed items as the Accounting Firm may reasonably request. The Accounting Firm shall act as an arbitrator to determine, based solely on the standards set forth in this Agreement and on written presentations by Purchaser and Sellers, and not by independent review, only those amounts still in dispute. With respect to each disputed item, the Accounting Firm's determination, if not in accordance with the position of either the Purchaser or Sellers, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser or by Sellers with respect to each such disputed item. The Accounting Firm shall, within 60 days of the Arbitration Commencement Date, complete its review of all information provided to it by the parties and render a determination of the items set forth in the Objection Notice. The determination of the Accounting Firm shall be conclusive, final and binding on the parties hereto and shall not be subject to legal challenge or judicial review for any reason (except for any claims made by a party grounded in fraud) if such determination is: (i) in writing and signed by the Accounting Firm and (ii) timely furnished to Purchaser and Sellers. The fees and expenses of the Accounting Firm shall be shared between Purchaser and Sellers in inverse proportion to the Accounting Firm's determination of the disputed items.

(f) The Proposed Final Working Capital Statement shall become the "**Final Closing Statement**" on the earliest to occur of (i) the expiration of the Objection

Period if an Objection Notice has not been delivered properly and timely by Sellers, (ii) the date the agreement contemplated by Section 1.5(d) is executed, if such agreement resolves all disputed items (with such Proposed Final Working Capital Statement to be adjusted to reflect items resolved pursuant to such written agreement) or (iii) the date the Accounting Firm delivers its written determination pursuant to Section 1.5(e) (with such Proposed Final Working Capital Statement to reflect: (A) if a partial agreement was executed pursuant to Section 1.5(e), the agreement of the parties with regard to the items agreed and the Accounting Firm's determination with respect to all other disputed items or (B) in the absence of any agreement executed pursuant to Section 1.5(d), the Accounting Firm's resolutions of all disputed items). The date on which the Proposed Final Working Capital Statement becomes the Final Closing Statement pursuant to the immediately foregoing sentence is referred to as the "**Final Determination Date**." If the Closing Date Working Capital set forth on the Final Closing Statement is greater than the Closing Date Estimated Working Capital, Purchaser shall pay to Sellers the amount of such excess. If the Closing Date Working Capital set forth on the Final Closing Statement is less than the Closing Date Estimated Working Capital, then Sellers shall pay to Purchaser the amount of such difference. All payments required to be made pursuant to this Section 1.5(f) shall be made by wire transfer of immediately available funds to an account specified by the party entitled to payment no later than the fifth day following the Final Determination Date; if Sellers fail to make any payment due under this Section 1.5(f) within such the aforementioned time period, Purchaser shall be entitled to receive such funds from the Indemnity Escrow Funds.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the corresponding section of the Disclosure Schedules delivered to the Purchaser concurrently with the execution of this Agreement, the Sellers represent and warrant to the Purchaser as follows:

2.1 Organization, Qualification and Authorization.

(a) Sellers are the sole principal shareholders of a corporation duly formed, validly existing and in good standing under the Laws of the State of Texas and have all necessary power and authority to enter into this Agreement, carry out their obligations hereunder and consummate the Transactions.

(b) Intentionally omitted.

(c) There is no pending or threatened Action for the dissolution, liquidation, insolvency, bankruptcy or rehabilitation of the Company.

(d) Except for the state of its formation, the Company is not qualified or licensed to do business in any state other than the State of Texas, which is the only jurisdiction in which the properties owned, leased or operated by it or the conduct

the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect.

(e) This Agreement has been duly executed and delivered by or on behalf of the Sellers and constitutes, and each other Transaction Document executed by the Sellers in connection with the Transactions constitutes, a valid and legally binding obligation of the Sellers, enforceable against the Sellers in accordance with their respective terms, subject only to equitable remedies and bankruptcy exceptions. True and correct copies of the certificate of formation, articles of organization, company agreement and operating agreements, as applicable, including all amendments thereto (the "**Governing Documents**"), and all minutes, consents, resolutions and other records of actions taken by the members, managers, and partners have been made available to the Purchaser.

2.2 No Conflicts. Subject to obtaining, the consents referred to in Schedule 2.2, neither the execution nor delivery by the Sellers of this Agreement or any other agreement or instrument to be executed by the Sellers in connection with this Agreement, nor the completion of the Transactions:

(i) violates any provision of the Governing Documents of the Sellers or the Company;

(ii) violates, or constitutes a default under, or permits the termination or acceleration of the maturity of, any indebtedness of Sellers or the Company;

(iii) violates, constitutes a default under, permits the termination or acceleration of, or causes the loss of any material rights under any Material Contract;

(iv) results in the creation or imposition of any Lien upon any of the Shares or any of the assets or properties of the Company; or

(v) violates any statute or Law, or any Order of any court or Governmental Entity to which the Company or its respective properties is subject.

2.3 Equity Shares

(a) Capitalization. **Schedule 2.3(a)** sets forth all of the issued and outstanding equity shares of the Company and all record and beneficial owners of such shares. The Shares constitute all of the equity interest in the Company.

(b) Subsidiaries. Except as otherwise set forth in **Schedule 2.3(b)**, the Company does not have any subsidiaries.

(c) Equity. Except as set forth on **Schedule 2.3(c)**, there are no outstanding options, subscriptions, warrants, or calls obligating the Company, or to the Knowledge of Sellers, to issue or sell any securities convertible into or exercisable for any stock or membership interest or other equity interest, or otherwise requiring

Sellers to give any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of the Shares. All of the Shares or other equity Shares in the Company were issued, and to the extent purchased or transferred, have been so purchased or transferred, in compliance with all applicable Laws, including federal and state securities Laws, and any preemptive rights and other statutory or contractual rights of the Sellers, as applicable.

(d) Absence of Other Commitments. There are no other commitments of any kind or type for the issuance or transfer of any securities, shareholdings, or other equity Shares of the Company.

(e) Absence of Preemptive Rights. No person other than the Sellers have any preemptive or similar rights to subscribe for or to purchase any securities, Shares or other equity or partnership Shares of the Company.

(f) Title to Shares. Sellers owns beneficially and of record all of the Shares. The Sellers have, and at the Closing will transfer to the Purchaser, good and valid title to the Shares, which constitute the entire shareholding interest, of, or other equity interest in, the Company, free and clear of all Liens (other than restrictions on transfer pursuant to applicable securities Laws).

2.4 Financial Statements.

(a) **Schedule 2.4(a)** includes the following financial statements: (i) the unaudited consolidated balance sheet of the Company as of December 31, 2016, and the related interim unaudited statements of income, retained earnings, and cash flows for the year then ended, together with the related notes and supplementary information and the accountant's report dated December 31, 2016 thereon (the "**Annual Financial Statements**"); and the (ii) interim unaudited balance sheets of the Company at February 28, 2017 (the "**Latest Balance Sheets**"), and the related statements of income, retained earnings and cash flows for the two months then ended, together with the related notes and supplementary information and the report of February 28, 2017, (collectively, the "**Interim Financial Statements**" and, together with the Annual Financial Statements, the "**Financial Statements**").

(b) Except as described in **Schedule 2.4(b)**, the Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Company, (ii) present fairly in all material respects the financial condition, and results of operations and assets, liabilities and members' equity of the Company on the dates thereof and for the periods covered thereby, and (iii) were prepared in accordance with GAAP in all material respects applied in a consistent manner throughout the periods involved, except for accounting changes described in the Financial Statements or with which the Company's independent accountants have concurred, clauses (ii) and (iii) above being subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of notes.

2.5 Receivables. Except as set forth on **Schedule 2.5**, all accounts receivable on the Latest Balance Sheet are accounts receivable of the Company as of the date thereof arising from sales made in the ordinary course of the Business. Except as set forth on **Schedule 2.5** or as reflected in the Latest Balance Sheet, to the Knowledge of Sellers, there is no contest, claim or right of set-off under any contract with any obligor of any account receivable relating to the amount or validity of such account receivable.

2.6 Sufficiency of and Title to Assets. Except as set forth on **Schedule 2.6**, the Assets constitute all assets and properties used or usable in the conduct of the Business as now conducted. Except as set forth on **Schedule 2.6**, the Company has good and valid title to or a valid leasehold interest in all of the Assets that are reflected as owned in the books and records of the Company, including all of the Assets reflected in the Financial Statements (except for Assets sold or disposed of since the date thereof in the ordinary course of the Business and consistent with past practice), and all of the Assets purchased or otherwise acquired by any Company since such date (except for personal property acquired and thereafter sold in the ordinary course of the Business and consistent with past practice). Except as set forth on **Schedule 2.6**, all Assets reflected in the Financial Statements that have not been sold or disposed of in the ordinary course of the Business are owned free and clear of all Liens other than Permitted Liens.

2.7 Conduct of Business in the Ordinary Course. Except as set forth on **Schedule 2.7**, since December 31, 2016 the Company has conducted the Business only in the ordinary course of business consistent with prior practices and, without limiting the generality of the foregoing, during such period there has not been any:

(a) event, development or state of circumstances that has had or would reasonably be expected to have a Material Adverse Effect;

(b) damage to or destruction or loss of the Assets, whether or not covered by insurance, which has materially and adversely affected the Assets as a whole or the Business or in the aggregate is greater than Fifteen Thousand Dollars ($15,000);

(c) amendment or modification to the Governing Documents of the Company or any of the Material Contracts;

(d) the declaration or payment of any dividends or other distributions by the Company to the Sellers or any other Persons;

(e) payment to or from, or entry into any transaction with, any Affiliate of the Company;

(f) any addition to or modification of any Employee Benefit Plan, arrangement or practice;

(g) single capital expenditure or commitment in excess of Fifteen Thousand Dollars ($15,000) for additions to property or equipment, or aggregate capital expenditures and commitments in excess of One Hundred Thousand Dollars ($100,000) (on a consolidated basis) for additions to property or equipment, other than replacements of Assets to the extent covered by insurance, except for any

capital expenditures or commitments that are devoted to ongoing projects of the Company in the ordinary course of business.

(h) dispositions of any material Assets outside the ordinary course of the Business and consistent with past practice;

(i) failure to repay or discharge any obligation of the Company;

(j) the incurrence of indebtedness for borrowed money or any commitment to borrow money by the Company, or any loans, investments or capital contributions made or agreed to be made by the Company, or any guarantee, assumption, endorsement of or other assumption of an obligation by the Company with respect to any obligation of any other Person;

(k) cancellation of any indebtedness or waiver of any rights having a value in the aggregate of Five Thousand Dollars ($5,000 or greater), whether or not in the ordinary course of business; or

(l) agreement, whether oral or written, by the Company to do any of the foregoing.

2.8 Real Property.

(a) **Schedule 2.8** lists by street address, legal description and deed reference, if applicable, of all the Owned Real Property and all the Leased Real Property (collectively, the "**Real Property**"), together with all rights-of-way, easements, and other Liens to which the Real Property is subject, and a brief description of the principal facilities and structures (if any) located thereon. The Company has good and indefeasible title to the Owned Real Property in each case free and clear of all Liens, except for Permitted Liens. There is, not to the Knowledge of Sellers, any pending or threatened any condemnation or eminent domain proceedings that would adversely affect any Real Property

(b) Except as set forth on **Schedule 2.8,** with respect to each of the Real Property Leases (i) each Real Property Lease is in full force and effect and is valid and enforceable in accordance with its terms; (ii) there is no default under any Real Property Lease by the Company or, to the Knowledge of Sellers, by any other party thereto; (iii) the Company has not received nor delivered a written notice of default or objection to any party to any Real Property Lease to pay and perform its obligations, and, to the Knowledge of Sellers, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease; and (iv) the Company that is the lessee under a Real Property Lease holds a good and valid leasehold interest in such Leased Real Property.

(c) To the Knowledge of Sellers all buildings, improvements, and fixtures situated on Real Property, including those subject to the Real Property Leases conform in all material respects to all applicable Laws.

(d) The buildings, improvements, and fixtures situated on the Real Property are in the aggregate in a reasonable state of condition and repair so as to be reasonably adequate for the operation of the Business, excluding ordinary wear and tear and minor maintenance and repair problems which would normally be associated with such assets when used in connection with the operation of the Business.

(e) The Company has delivered to the Purchaser accurate and complete copies of all title insurance policies, title reports and other title documents, surveys, certificates of occupancy, and Permits in the possession of the Company or the Principal Shareholders relating to the Real Property or the buildings, improvements, or fixtures situated thereon.

2.9 Brokers. Sellers have been assisted in the negotiations related to this Agreement and the Transactions by Focus Strategies Investment Banking. Any commission, fee or similar compensation, including expenses, that may become due under an agreement between Sellers and Focus Strategies Investment Banking, shall be the sole responsibility of the Sellers.

2.10 Environmental Matters. Except as set forth on **Schedule 2.10**, (a) the Company, the Business, the Assets are in compliance with all applicable Environmental Laws and Environmental Permits related to the ownership, use, maintenance or operation of the Assets or otherwise to the conduct of the Business except for such non-compliance as would not have a Material Adverse Effect; (b) to the Knowledge of Sellers the Company is not subject to any Environmental Liabilities; (c) the Company has not ever directly or indirectly generated, placed, deposited, treated, managed, released or disposed of any Hazardous Substance or any container, equipment, machinery, device or other apparatus containing any Hazardous Substance at, upon or under any real property or in respect of any Real Estate Leases which would have a Material Adverse Effect; and (d) to the Knowledge of Sellers, all Environmental Permits necessary for the Company to conduct the Business are in full force and effect.

2.11 Material Contracts.

(a) **Schedule 2.**11**(a)** contains a true and complete list of each of the following contracts and agreements to which the Company is a party or bound (including any schedules, change orders, supplements attachments, exhibits, annexes or amendments to such contracts and agreements being "**Material Contracts**"):

(i) indentures, mortgages, security agreements, notes, loan or credit agreements relating to the borrowing of money by the Company or to the direct or indirect guarantee or assumption by the Company of any such obligation of others, including any agreement that has the economic effect although not the legal form of any of the foregoing;

(ii) agreements relating to the acquisition or disposition of the Assets, other than those entered into in the ordinary course of the Business consistent with past practice;

(iii) any contract obligating the Company to deliver materials, goods, products, supplies, services or equipment that has annual payments (or under which such payments are reasonably expected) in excess of One Hundred Thousand Dollars ($100,000) per year, excluding any such contracts which are terminable by the Company without penalty on not more than 60 days' notice;

(iv) any contract not entered into in the ordinary course of business with respect to which the aggregate amount to be received or paid by the Company thereunder is reasonably expected to exceed Three Thousand Dollars ($3,000);

(v) any employment, severance, consulting, separation or other contract or agreement for the payment of compensation or benefits to or on behalf of any Employee, agent, consultant or representative;

(vi) any collective bargaining agreement or other contract with a labor union, labor organization, workers council or similar body regarding the Employees;

(vii) partnership, joint venture, and profit sharing agreements;

(viii) agreements with any Governmental Entity;

(ix) all contracts and agreements that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(x) all contracts with Company or any other Affiliate;

(xi) any contract with any current or former officer, director or Employee (other than for employment terminable at will with no payment other than salary or wages accrued at normal rates or as required by law) or any Affiliate of such individual that are material to the conduct of the Business; and

(xii) each other agreement or commitment not made in the ordinary course of business that is material to the Business.

(b) Except as set forth on **Schedule 2.11(b)**, each Material Contract is in full force and effect and constitutes a valid, binding and enforceable obligation of the Company that is a party thereto, and, to the Knowledge of Sellers, each other party thereto, in accordance with the respective terms thereof. Under each Material Contract there exists no material breach or default (or event that with notice or the lapse of time, or both, would constitute a material breach or default) on the part of the Company, or, to the Knowledge of Sellers, on the part of any other party thereto. The Company has not received any written notice of the intention of any party to

terminate any Material Contract. All agreements pertaining to the Leased Real Property (each a "**Real Property Lease**," collectively, the "**Real Property Leases**"), required to be disclosed on **Schedule 2.8**, which have been made available to Purchaser prior to the date hereof, shall be "Material Contracts" for purposes of this Agreement.

(c) Sellers have made available to the Purchaser true and complete copies of all Material Contracts.

2.12 Labor and Employment Matters and Benefits, etc.

(a) Compliance with Labor and Employment Laws and Agreements. The Company is in compliance in all material respects with all applicable Laws relating to employment of labor and employment practices, including without limitation those related to wages, hours, collective bargaining, the payment and withholding of taxes and other sums as required by appropriate Governmental Entities, equal employment opportunity, non-discrimination, non-harassment, terms and conditions of employment, employment benefits, hours of work and overtime, labor relations, worker classification as exempt or nonexempt or as employee rather than independent contractor, occupational safety and health, employment-related immigration and authorization to work in the U.S., notice of plant closings or mass layoffs, employee waivers of liability, and privacy of protected health information. Except as set forth in **Schedule 2.12(a)**, to the Knowledge of Sellers, no present or former Employee, applicant, person claiming to be an Employee, any classes of the foregoing, or officer or director of Company, has threatened any claim against the Company for (i) any violation of any Law, statute, ordinance or regulation relating to minimum wages or maximum hours, workplace conditions, or any other similar matter, including without limitation hours of work, collective bargaining, the payment and withholding of taxes and other sums as required by appropriate Governmental Entities, equal employment opportunity, non-discrimination, non-harassment, terms and conditions of employment, employment benefits, hours of work and overtime, labor relations, worker classification as exempt or nonexempt or as employee rather than independent contractor, occupational safety and health, employment-related immigration and authorization to work in the U.S., notice of plant closings or mass layoffs, employee waivers of liability, and privacy of protected health information; (ii) unpaid wages, salaries, holiday and sick pay and other forms of compensation and benefits payable other than under Company Plans and except for the then-current period; or (iii) injuries which are not fully covered by such company's workers' compensation or other insurance policies. The Company is not party to, bound by, or negotiating any collective bargaining agreement or other labor union contract applicable to any Employee, and currently there are no organizational campaigns, petitions, or other unionization activities being made or threatened, and there have been no such activities within the previous three years, with respect to any Employee or which could affect the Company. The Company is not experiencing any strikes, general work stoppages, pickets, lockouts, walkouts, material arbitrations, material grievances, unfair labor practice charges, or other material labor disputes involving any Employee, and no such

Action has been threatened against the Company. Except as set forth on **Schedule 2.12(a)**, there is not pending before the National Labor Relations Board or any other Governmental Entity any complaints of unfair labor practices against any Company, or any union representation questions or certification petitions involving any Employee. The Company is not subject to any Order from any Governmental Entity in connection with any current, former, or prospective Employee or person claiming to be an Employee, or any classes of the foregoing. The Company has within the previous three years withheld and paid to the appropriate Governmental Entities, or is holding for payment not yet due to the appropriate authorities, all amounts required to be withheld from the Employees and the Company is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has timely paid, or accurately and properly accrued for in its books and records, all wages, salaries, commissions, bonuses, severance pay, vacation pay, and other paid time off, benefits, and any other compensation or remuneration owed to Employees for or on account of employment. The Company has not had (a) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (as amended "**WARN Act**")) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (b) a "mass layoff" (as defined by the WARN Act) affecting any site of employment or facility of the Company except in compliance with the WARN Act.

(b) Severance Liabilities. No former Employee terminated prior to the date hereof is entitled to any severance, stay-on or retention, change of control or similar payments under any plan, agreement or arrangement with such company, except for any Material Contract.

(c) Employee List. **Schedule 2.12(c)** lists all Employees as of the date of this Agreement by name, position or job title, place of employment, regular compensation (including bonus), date of hire or seniority date (if different), classification (i.e., as exempt or nonexempt), and status (i.e., whether active or on leave of absence and, if on a leave of absence, the type of absence). **Schedule 2.12(c)** groups all employees of the same classification together.

(d) Personnel Manuals and Records. Sellers have provided the Purchaser with complete and accurate copies of (i) all current employee handbooks describing employment or personnel policies, practices, and procedures of the Company; (ii) any severance, stay-on or incentive, or change-in-control arrangements; and (iii) any affirmative action plan and any audit of such plan, EEO-1s for the previous three years.

(e) Employee Benefit Plans; ERISA.

(i) The Company has not nor does it currently maintain for the benefit of its current or former Employees any Employee Benefit Plans, other than (A) group health, hospitalization and similar insurance plans, (B) a custom or practice of paying annual bonuses in December of each year, (C) the sick leave, holiday and

vacation policies described in the employee handbook referred to in Section 2.12(d), all as described on **Schedule 2.12(e)**, (D) the non-qualified deferred compensation plans described on **Schedule 2.12(e)**, and (E) the right of Employees to participate in the 401(k) plan described on **Schedule 2.12(e)** (collectively, "**Company Plans**"). Complete and correct copies of all Company Plans have been made available to the Purchaser for review.

(ii) Each Company Plan has been operated in material compliance with its terms and the requirements of all applicable Laws. The Company has performed all obligations required to be performed by them under, is not in any respect in default under or in violation of, and Sellers have no Knowledge of any default or violation by any party to, any Company Plan. No Action is pending or, to the Knowledge of Sellers, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of Sellers, no fact or event exists that could give rise to any such Action.

(iii) There has been no "**prohibited transaction**" (within the meaning of Section 406 of ERISA or Section 4975 of the Code), or any breach of any duty under ERISA, any other applicable Law or any agreement, with respect to any Company Plan which could subject the Company to liability either directly or indirectly (including, without limitation, through any obligation of indemnification or contribution) for any damages, penalties, taxes or any other loss or expense.

(iv) The Company has no liability or contingent liability for providing, under any Plan or otherwise, any post-retirement medical, dental, death or other welfare or fringe benefits, other than group health plan's continuation coverage under Sections 601-608 of ERISA and Section 4980B of the Code. Except with respect to any Company Plan, that provides flexible spending account benefits, all medical, vision and other welfare benefit coverage and all death benefit coverage under each Plan is provided solely through insurance.

(v) The Company has at all times materially complied with the Patient Protection and Affordable Care Act, as amended, the Public Health Service Act, as amended, Section 105(h) of the Code, and Section 4980B of the Code. The Company will not be subject to excise taxes under the provisions of Section 4980H of the Code.

2.13 Insurance. **Schedule 2.13(a)** sets forth all policies of insurance covering the Company and the Assets. Sellers have provided the Purchaser with complete and accurate copies of all policies or binders of fire, liability, employment practices, workers' compensation, vehicular or other insurance held by or on behalf of the Company, specifying the insurer, the policy term, and the deductible. The policies and binders are in full force and effect. Except as set forth on **Schedule 2.13(b)**, there are no outstanding unpaid claims by the Company under any of the policies or binders and there have been no material claims by the Company within the past 24 months under any such policies as to which coverage have been denied by the underwriter of such policies. The Company has not received a notice of cancellation or non-renewal of any of the

policies or binders. Since January 1, 2014, the Company has not suffered any involuntary cancellation of any insurance policy relating to the Business.

2.14 Intellectual Property. **Schedule 2.14** contains a list of all material Intellectual Property that is currently owned by the Company that has been issued or registered or is the subject of a pending application for issuance or registration. To the Knowledge of Sellers, all such Intellectual Property is subsisting, is not expired or abandoned, and is valid and enforceable. To the Knowledge of Sellers, the Company has not infringed, misappropriated or otherwise violated, in any material respect, any Intellectual Property of any other Person.

2.15 Compliance with Laws. Since September 20, 2012, the Company has complied in all material respects with all Laws, Permits and Orders applicable to it, and the Company has not received any written claim or notice that it is not in compliance, in all material respects, with any such Law, Permit or Order. Neither the Company nor, to the Knowledge of Sellers, any agent or other Person acting on behalf of the Company, has (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or to any officers or employees of any state-owned enterprises from corporate funds, (c) failed to disclose fully any contribution made by the Company thereof (or made by any Person acting on the behalf of the Company of which the Company is aware) which is in violation of Law, or (d) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the Federal Procurement Integrity Act, 41 U.S.C. Section 423 or of any applicable anti-corruption, anti-bribery, anti-graft or similar such Laws.

2.16 Absence of Litigation. Except as set forth on **Schedule 2.16,** (a) there is no Action or Proceeding pending or, to the Knowledge of Sellers, threatened against the Company, and (b) the Company is not subject to any outstanding Order. There are no Actions or Proceedings or investigations pending or, to the Knowledge of Sellers, threatened, which question the validity of this Agreement or any Action taken or to be taken by Sellers or the Company in connection with this Agreement.

2.17 Tax Returns and Payments.

(a) Tax Classification. For federal income tax purposes, each Company is disregarded as an entity separate from its owner pursuant to Section 301.7701-3(b)(1)(ii) of the Treasury Regulations.

(b) Filings and Payment. (i) All federal, state, municipal, local, foreign, and other Tax Returns, estimates and reports previously required to have been filed by or with respect to each Company has been duly and timely filed or caused to be duly and timely filed; (ii) all Taxes due and payable for the periods covered by such Tax Returns have been paid when due and payable; (iii) no deficiency for any Tax has been asserted or assessed by a Governmental Entity against the Company that has not been satisfied by payment, settled or withdrawn; (iv) any Tax Returns of the Company that have been filed are correct and complete in all material respects;

and (v) the only jurisdictions in which any such Tax Return has been filed, or required to be filed, within the last 7 years are listed on **Schedule 2.17**.

(c) Accruals, Withholding, Reserves and Deposits. Sellers and the Company have complied with all Laws regarding the withholding of Taxes including without limitation the timely collection and timely remittance of withholdings, and the withholdings have either been paid to the proper Governmental Entities, or set aside in accounts for that purpose or accrued, reserved against and entered upon the books of the Company, in accordance with applicable Laws. Sellers and the Company have complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto. Sellers and the Company have made all deposits required with respect to Taxes.

(d) Absence of Extensions and Powers of Attorney. Neither Sellers nor Company has executed or filed with the IRS or any other Taxing authority any agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes that is still in effect. No power of attorney relating to Taxes of the Company will be in effect after the Closing Date.

(e) Tax Rulings. Except as set forth on **Schedule 2.17**, there are no Tax rulings, requests for rulings or closing agreements with any Taxing authority with respect to the Company.

(f) Tax Indemnities. The Company has no current or potential contractual obligation, through Tax sharing agreement or otherwise, to indemnify any other person with respect to Taxes.

(g) Tax Liens. There are no Liens on any Assets that arose in connection with any failure to pay any Tax required to have been paid, other than Liens for Taxes not yet due or payable.

(h) Audits. There has been no issue raised or adjustment proposed (and none is pending) by the IRS or any other Taxing or Governmental Entity in connection with any of Tax Returns of Sellers or the Company. Neither Sellers nor the Company has received notice of any deficiencies for any Taxes asserted or assessed that remain unpaid. Neither Sellers nor the Company has received any notice that Tax Returns are currently being or may be audited or examined by the IRS or any other Taxing authority. No Actions or Proceedings with respect to Taxes are pending or, to the Knowledge of Sellers, threatened against Sellers or the Company.

(i) Affiliated Group. The Company has not been a member of an affiliated group filing a consolidated federal income Tax Return and is not liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(j) Partnerships. The Company is not a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income Tax purposes.

2.18 Permits. The Company possesses all material permits (collectively, "**Permits**") issued by the appropriate Governmental Entity (including without limitation Environmental Permits) necessary to conduct the Business as currently conducted, and neither Sellers nor the Company has received any notice of Proceedings relating to the revocation or modification of any such Permit. All of such Permits are listed on **Schedule 2.18**.

2.19 Books and Records. The books of account, minute books, and other records, as applicable, of the Company have been maintained in accordance with sound business practices consistent with the standards of the industry in which they operate and as of Closing, all of those books and records are in the possession of the Company.

2.20 Bank Accounts. **Schedule 2.20** lists all banks or other financial institutions with which the Company has an account, showing the type and account number of each such account, and the names of the persons authorized as signatories thereon or to act or deal in connection therewith.

2.21 Guaranties. **Schedule 2.21** sets forth a complete and accurate list of all guarantees, bid bonds, performance bonds, payment bonds, cash deposits, letters of credit, and other similar agreements or commitments to which the Company has any liability related to their (a) ongoing projects, (b) suppliers and other trade payables, (c) rental arrangements or (d) services providers and subcontractors (collectively "**Guaranties**"). **Schedule 2.21** sets forth with respect to each such Guaranty either (i) the amount thereof, a brief description of the obligation or performance that is the subject of such Guaranty and the beneficiary thereof or (ii) a description of the instrument, agreement or other document evidencing each such Guaranty and all modifications and amendments thereto. Sellers have no liability with respect to any Guaranty.

2.22 Equipment and Machinery. **Schedule 2.22** sets forth a list of all Equipment and Machinery (whether owned or leased by the Company) included in the Assets and a designation as to whether such Equipment and Machinery is owned or leased by the Company. Taken as a whole, the Equipment and Machinery are in good operating condition and repair (except for ordinary wear and tear).

2.23 Customers and Suppliers. **Schedule 2.23** sets forth a list of the names and addresses of the Company's ten (10) largest customers by dollar volume (with specification of the dollar volume) in the calendar years ended December 31, 2015 and 2016 and the period from January 1, 2017 through February 28, 2017, and any suppliers of the Company whose dollar volume (with specification of the dollar volume) exceeded Five Thousand Dollars ($5,000) in the calendar years ended December 31, 2015 and 2016 and the period from January 1, 2017 through February 28, 2017.

2.24 Undisclosed Liabilities. The Company has no Liabilities (of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP) other than (i) the Liabilities disclosed on the face of the Latest Balance Sheets (rather than in any notes thereto), (ii)

Liabilities arising after December 31, 2016 in the ordinary course of business which, individually or in the aggregate, are not material and are of the same character and nature as the Liabilities disclosed on the face of the Latest Balance Sheets (rather than any notes thereto), none of which relates to any claim for breach of contract, warranty, tort, fraud, criminal conduct or infringement, (iii) payment and performance obligations reflected in the terms of Material Contracts disclosed to Purchaser prior to the date hereof and not resulting from any breach by the Company of any such Contract or (iv) Liabilities disclosed on **Schedule 2.24.**

2.25 Affiliate Transactions. Except as set forth on **Schedule 2.25** (such matters being the "**Related Party Relationships**"), neither Sellers nor any Affiliate of Company currently provide or cause to be provided any products or services used in the Business or is a party to any arrangement or contract with the Sellers.

2.26 Warranty Obligations. As of the Closing Date, except as set forth in **Schedule 2.26** or reserved for in the Latest Balance Sheet, to the Knowledge of Sellers, the Company is not subject to any warranty claims to any Person for work or services on projects which have been completed by the Company prior to the Closing Date.

2.27 Working Capital. **Exhibit "E"** is a correct and complete calculation of the working capital of the Company (excluding by agreement of the Parties certain categories of items that may otherwise be categorized as current assets or current liabilities) as of the dates indicated, such calculations are consistent with the historic practices and books and records of the Company, including the Latest Balance Sheet.

2.28 Earn Out EBITDA. The various earn out EBITDA amounts stated in Section 1.2(a) are based upon and are achievable without the need of additional equipment or facilities, nor any significant enhancements thereto.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to Sellers as follows:

3.1 Organization, Qualification and Authorization.

(a) The Purchaser is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all necessary limited liability company power and authority (i) to own, lease and operate its properties and to carry on its business as now being conducted; (ii) to enter into this Agreement, (iii) to carry out its obligations hereunder, and (iv) to consummate the Transactions.

(b) The Purchaser is duly qualified and licensed to do business and is in good standing in the State of Texas.

(c) The execution and delivery of this Agreement by the Purchaser, the performance by Purchaser of its obligations hereunder and the consummation by the Purchaser of the Transactions have been duly authorized by all requisite limited

liability company action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes, and each other Transaction Document executed or to be executed by the Purchaser in connection with the Transactions, has been, or when executed and delivered will constitute, a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to equitable remedies and bankruptcy exceptions.

3.2 No Conflicts.

(a) Documents, Financing Arrangements, and Laws. Except as otherwise set forth in this Agreement, neither the execution nor delivery by the Purchaser of this Agreement or any of the other Transaction Documents, nor the completion of the Transactions will:

(i) violate any provision of the certificate of incorporation, by-laws or other charter documents of the Purchaser;

(ii) violate any material agreement to which the Purchaser is a party or by which it is bound; or

(iii) violate any statute, Law, or any Order of any court or Governmental Entity to which the Purchaser or any of its properties is subject.

(b) Consents, Approvals or Authorizations. No consent, approval or authorization of, or filing with, any Governmental Entity is required on the part of the Purchaser for the execution and delivery of this Agreement or any of the other Transaction Documents, or the completion of the Transactions.

3.3 Litigation. There are no Actions, Proceedings, or investigations pending or, to the Knowledge of Purchaser, threatened, which question the validity of this Agreement or any Action taken or to be taken by the Purchaser in connection with this Agreement.

3.4 Brokers. All negotiations relating to this Agreement, and the Transactions, have been carried on without the intervention of any person acting on behalf of the Purchaser in a manner that would give use to any valid claim against the Sellers for any brokerage or finder's commission, fee or similar compensation.

3.5 Investment Intent. The Purchaser will be acquiring the Shares for the Purchaser's own account with the present intention of owning the Shares after the Closing for investment purposes and not with a view to or for sale in connection with any public distribution in violation of any federal or state securities Laws.

ARTICLE IV.
ADDITIONAL COVENANTS

4.1 Further Assurances. Each of the Parties hereto agrees to use its respective commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions. Following the Closing, subject to the terms and conditions of this Agreement, each Party shall execute and deliver such further certificates, agreements and other documents, and take other actions reasonably requested by the other Party, in order to complete or implement the Transactions.

4.2 Post-Closing Access to Records. The Purchaser shall preserve and keep a copy of all the books and records of the Company in existence as of the Closing Date in the Purchaser's possession for a period of at least three years after the Closing Date. After such three-year period, the Purchaser shall maintain such books and records in accordance with its document retention policy. Thereafter, prior to the destruction of books and records of the Company, Purchaser shall give Sellers of such intended destruction and provide Sellers a reasonable opportunity, at Sellers's expense, to take possession of any such books and records. The Purchaser shall provide to Sellers, at no cost or expense to the Purchaser, reasonable access during normal business hours upon written request which states an appropriate reason to access such books and records as remain in the Purchaser's possession in connection with matters relating to the Business or operations of the Company that occurred on or before the Closing Date and any disputes relating to this Agreement.

4.3 Insurance. From and after the Closing, the Purchaser shall not, and it shall not cause or permit the Company or any successor to, take any action that would void, terminate or otherwise cancel any insurance policy in effect at the time of the Closing, to the extent that the same would render unavailable to any Person acting as an officer, director or in any similar capacity of the Company any insurance coverage that would otherwise be available to such Person.

4.4 Employee Benefits. The Purchaser agrees that following Closing it shall or shall cause the Company to provide those Employees employed as of Closing such benefits that are comparable in the aggregate to (or in the aggregate no less favorable than) the benefits provided to such Employees immediately prior to Closing, including but not limited to the payment of bonuses which have been accrued and are included within the Working Capital. The provisions of this Section 4.4 are intended for the sole benefit of the Parties to this Agreement and nothing in this Section 4.4 is intended or shall be construed to require the Company or the Purchaser to continue after the Closing the employment of any Employee, or otherwise interfere with any such entity's right to transfer or terminate the employment of any Employee at will (subject to the express terms of any written employment agreements contemplated hereby) at any time after the Closing, with or without cause, with or without notice, or for any reason or no reason.

4.5 Confidential Information. Each Party shall hold, and shall cause its Affiliates to hold, in confidence all information and documents obtained under this Agreement regarding the other Party, in accordance with the Confidentiality Agreement.

ARTICLE V.
TAX MATTERS

5.1 Taxes.

(a) Tax Periods Ending On or Before the Closing Date.

(i) Purchaser shall file or cause to be filed any Tax Return of the Company for a Tax Period ending on or before the Closing Date (a "**Pre-Closing Period**") that is due after the Closing Date. Prior to filing any such Pre-Closing Period Tax Return, the Purchaser shall provide a copy of such Tax Return at least 15 days prior to its due date (taking into account extensions) to the Sellers for review. In the case of a sales or use Tax Return or employment Tax Return, the preceding sentence shall not apply and the Purchaser shall provide a copy of such sales or use Tax Return within 15 days after filing such Tax Return.

(ii) Sellers shall reimburse the Purchaser for any Taxes of the Company with respect to a Pre-Closing Period within 30 days after payment of such Taxes by the Purchaser. Sellers shall be obligated to reimburse the Purchaser for Pre-Closing Period Taxes even if no Tax Return is required to be filed with respect to such Taxes. The Purchaser shall pay the Sellers the amount of any refund of Taxes with respect to a Pre-Closing Period within 30 days of receipt thereof.

(b) Tax Periods Beginning Before and Ending after the Closing Date.

(i) The Purchaser shall file or cause to be filed any Tax Returns of the Company for Tax periods that begin before the Closing Date and end after the Closing Date (a "**Straddle Period**").

(ii) Sellers shall reimburse the Purchaser for any Taxes of the Company that relate to the portion of the Straddle Period ending on the Closing Date within 30 days after payment of such Taxes by the Company or the Purchaser. Sellers shall be obligated to reimburse the Purchaser for such Taxes even if no Tax Return is required to be filed with respect to such Taxes. Purchaser shall pay to the Sellers the amount of any overpayment of Taxes of the Company that relates to the portion of a Straddle Period ending on the Closing Date within 30 days of the later of (A) the date on which the Tax Return is filed with respect to such Taxes or (B) the end of the Straddle Period (in cases where no Tax Return is required).

5.2 Tax Allocation. For purposes of this Agreement, in the case of any Taxes that are payable by Purchaser or the Company for any Straddle Period, the portion of such Tax payable by Sellers which relates to the portion of the Straddle Period ending on the Closing Date shall:

(a) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and

(b) in the case of any Tax based upon or related to income or receipts be equal to the amount which would be payable by Sellers or the Company if the Straddle Period ended on the Closing Date; provided, however, that any franchise Tax shall be allocated to the taxable period (or portion thereof) during which the income, operations, assets or capital comprising the base on which such Tax is measured, regardless of whether the right to do business for another taxable period (or portion thereof) is obtained by the payment of such franchise Tax.

5.3 Transfer Taxes. Purchaser shall be solely responsible for and shall bear the cost of all sales, use, transfer and similar taxes (if any) arising out of the Transactions.

5.4 [Reserved].

5.5 Post-Closing Tax Controversies. The Purchaser shall notify the Sellers in writing upon receipt by the Purchaser or any Affiliate of Purchaser of any notice of any inquiries, audits, assessments, reassessments, Proceedings or similar events received from any Governmental Entity with respect to Taxes of the Company for which Sellers would be liable or would be required to reimburse the Purchaser pursuant to this Agreement. With respect to any audit relating to income Taxes for any Tax period ending on or before the Closing Date, Sellers will control and bear the cost of all Proceedings and may make all decisions taken in connection with such audit (including selection of counsel) and, without limiting the foregoing, may in its reasonable discretion pursue or forego any and all administrative appeals, Proceedings, hearings and conferences with any Governmental Entity with respect thereto, and may, in its reasonable discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax claim in any permissible manner. The Purchaser shall have the right to participate at its own expense. The Purchaser shall control any other audit or contest, provided that Sellers shall be entitled to participate at its own expense in any such audit.

5.6 Cooperation. Sellers and the Purchaser shall cooperate fully with each other regarding the preparation of Tax Returns, audits, and other matters relating to Taxes. Each Party shall make available to the other as reasonably requested all information, records and documents relating to Taxes governed by this Agreement until the expiration of the applicable statute of limitations or extension thereof or the conclusion of all audits, appeals or litigation with respect to such Taxes.

5.7 Amendment of Tax Returns. Neither the Purchaser nor any of its Affiliates shall amend, re-file, revoke or otherwise modify any Tax Return or Tax election of the Company with respect to any Pre-Closing Period without the prior written consent of Sellers, which consent shall not be unreasonably withheld or delayed.

ARTICLE VI.
INDEMNIFICATION

6.1 Indemnification.

(a) Survival of Representations and Warranties. The representations and warranties of the Parties hereto contained in this Agreement shall not terminate as

of Closing but instead shall survive the Closing and continue in effect for a period of 15 months after the Closing, except that the representations and warranties in the following Sections of this Agreement shall survive for the applicable statute of limitations: Sections 2.1, 2.2, 2.3, 2.9, 2.12(e), 2.17, 3.1, 3.2 and 3.4. Upon expiration of the applicable survival period, such representations and warranties shall thereupon expire and no claim may thereafter be asserted in respect thereof; provided, that any claim asserted by written notice delivered under Section 8.5 with reasonable specificity by the Party seeking to be indemnified within the time periods set forth in this Section 6.1(a) shall survive until such claim is finally and fully resolved.

(b) Indemnification by the Sellers. The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a "**Purchaser Indemnified Party**") shall be indemnified, defended, released and held harmless by the Sellers from and against all losses, liabilities, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys' and consultants' fees and expenses) actually suffered or incurred by a Purchaser Indemnified Party (hereinafter, a "**Loss**" or, collectively, "**Losses**"), arising out of or resulting from: (i) the breach of any representation or warranty made by Sellers contained in this Agreement, (ii) the breach of any covenant or agreement by the Sellers contained in this Agreement, and (iii) any Debts of the Company accruing on or before the Closing that are not set forth on **Schedule 1.2(c)**.

(c) Indemnification by the Purchaser. Sellers and its Affiliates, agents, successors and assigns (each, a "**Sellers' Indemnified Party**") shall be indemnified and held harmless by the Purchaser from and against any and all Losses, arising out of or resulting from: (i) the breach of any representation or warranty made by the Purchaser contained in this Agreement, (ii) the breach of any covenant or agreement by the Purchaser contained in this Agreement, (iii) and (iv) any Debts of the Company set forth on **Schedule 1.2(c)**.

(d) Limits on Indemnification.

(i) No claim may be asserted nor may any Action be commenced against either Party for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or Action is received by such Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 6.1(a), irrespective of whether the subject matter of such claim or Action shall have occurred before or after such date. For the sole purpose of determining Losses (and not for determining whether or not any breaches of representations or warranties have occurred), the representations and warranties of the Sellers shall not be deemed qualified by any references to materiality or to Material Adverse Effect.

(ii) Notwithstanding anything to the contrary contained in this Agreement: (A) an Indemnitor shall not be liable for any claim for indemnification pursuant to Sections 6.1(b) or 6.1(c), unless and until the aggregate amount of Losses which may be recovered from the Indemnitor equals or exceeds Three Hundred Thousand Dollars ($300,000) after which an Indemnitor shall be obligated only for Losses in excess of such deductible amount; and (B) the maximum aggregate amount of all Losses which may be recovered from an Indemnitor arising out of or resulting from the causes set forth in Sections 6.1(b) or 6.1(c) shall be an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000). The foregoing limitations do not apply to indemnities and reimbursements required under Article V.

(iii) Net Insurance Proceeds and Tax Benefits. The amount of any Loss under this Article VI shall be:

(A) reduced by the net amount of any insurance proceeds received by any Sellers' Indemnified Party or the Purchaser Indemnified Party in connection with such Loss. Each Indemnified Party agrees that it shall pursue in good faith claims under any applicable insurance policies who may be responsible for such Losses; and

(B) reduced by the net amount of any Tax benefits actually realized by an Indemnified Party.

(iv) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, LOST PROFITS OR LOST BENEFITS, LOSS OF ENTERPRISE VALUE, DIMINUTION IN VALUE OF ANY BUSINESS, DAMAGE TO REPUTATION OR LOSS TO GOODWILL, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY'S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT.

(e) Procedure for Asserted Claims. Promptly after receipt by an Indemnified Party of notice of any claim or the commencement of any Action, or upon discovery of any facts which a Indemnified Party believes may give rise to a claim (for avoidance of doubt, a claim shall include any third party claim arising from notice or the commencement of any Action or upon discovery of facts that may give rise to a claim, as determined by a Indemnified Party) for indemnification from Indemnitor, the Indemnified Party shall, if a claim is to be made against Indemnitor under this Article VI, notify Indemnitor in writing of the claim, the commencement of the Action, or the facts discovered. Indemnitor shall, for a period of 10 calendar days after delivery of such notice, be entitled to assume the defense of the claim or Action at its sole cost and expense with counsel reasonably satisfactory to Indemnified Party, and to settle or compromise the claim or Action with the consent

of Indemnified Party, which consent shall not be unreasonably withheld (unless settlement involves only the payment of money by Indemnitor, in which case the Indemnified Party's consent shall not be required). After notice of Indemnitor's election to assume the defense of the claim or Action, Indemnitor shall not be liable to the Indemnified Parties under this Article VI for any legal or other expenses subsequently incurred by the Indemnified Parties in connection with the defense of the claim or Action. However, the Indemnified Parties shall have the right to participate in (but not control) the defense of the Action with its separate counsel and at their own expense. If Indemnitor does not elect to assume the defense of the claim or Action, Indemnified Party shall act reasonably and in accordance with its good faith business judgment with respect to the claim or Action, and shall not settle or compromise any claim or Action without the consent of Indemnitor, which consent shall not be unreasonably withheld. The Parties agree to render to each other reasonably requested assistance in order to insure the proper and adequate defense of any claim or Proceeding. The failure to give notice under this Article VI shall not relieve the indemnification obligations hereunder unless, and then only to the extent, the failure results in prejudice to the Party entitled to receive such notice.

(f) Mitigation. Each Person entitled to indemnification hereunder will take commercially reasonable steps to mitigate any Loss after becoming aware of any event that could reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith. In the event that an indemnifying party makes any payment to any indemnified party for indemnification for which such indemnified party could have collected on a claim against a third party (including under any contract and any insurance claims), such indemnifying party will be entitled to pursue claims and conduct litigation on behalf of such indemnified party and any of its successors, to pursue and collect on any indemnification or other remedy available to such indemnified party thereunder with respect to such claim and generally to be subrogated to the rights of such indemnified party. Except pursuant to a settlement agreed to by the indemnifying party, the indemnified party will not waive or release any contractual right to recover from a third party any loss subject to indemnification hereby without the prior written consent of such indemnifying party.

(g) No Double Recovery. For avoidance of doubt, no Indemnified Party shall be entitled to assert a claim for indemnification for any Loss for which it has been reimbursed or indemnified pursuant to the terms of this Agreement, including any adjustment in the Base Purchase Price pursuant to Section 1.5.

(h) Exclusive Remedy. The indemnification provisions in this Article VI shall represent the exclusive remedy of the Parties under this Agreement and in connection with the Transactions. Purchaser, on its own behalf and on behalf of its Affiliates, acknowledges, represents, warrants, and agrees that other than the representations and warranties expressly set forth in Article II (i) Sellers make no representation or warranty, express or implied, in respect of the transactions contemplated by this Agreement, and (ii) Purchaser has not relied upon the

accuracy or completeness of any express or implied representation, warranty, statement, or information of any nature made or provided by any Person on behalf of Sellers or any Subsidiary. Notwithstanding anything to the contrary herein, no Party shall have any liability, and no Party shall make any claim, for any Losses or other matter (and the Parties hereby waive any right of contribution against the other and their respective Affiliates), under, arising out of or relating to this Agreement, any other agreement contemplated herein, whether based on contract, tort, strict liability, other applicable Laws or otherwise. Without limiting the generality of the foregoing, each Party hereby waives any right or remedy of rescission.

(i) Adjustment to Purchase Price. The Parties agree to treat any indemnity payment made pursuant to this Article VI as an adjustment to the Purchase Price unless otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code.

ARTICLE VII.
DEFINITIONS

7.1 Definitions. As used in this Agreement, the following terms have the following meanings:

"**Accounts Receivable**" means all of the accounts and notes receivable of the Company that are included in the Assets.

"**Action**" means any claim, complaint, action, suit, arbitration, alternative dispute resolution process, inquiry or investigation.

"**Affiliate(s)**" means with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

"**Agreement**" has the meaning given that term in the preamble.

"**Annual Financial Statements**" has the meaning given that term in Section 2.4(a).

"**Assets**" means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), including the goodwill related thereto, operated, owned or leased by the Company other than cash and cash equivalents. The Assets specifically include the Leased Real Property.

"**Business**" means the ownership and operation of the Assets, and the business, operations and activities of the Company, or of the Assets, as conducted on or prior to the Closing Date.

"**Capital Expenditures**" means funds used by a company to acquire or upgrade physical assets such as property, buildings, vessels or equipment.

"**Closing**" has the meaning given that term in Section 1.3.

"**Closing Date**" has the meaning given that term in Section 1.3.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company Plans**" has the meaning given that term in Section 2.12(e) (i).

"**Confidentiality Agreement**" means Company's Confidential Information Memorandum, dated as of September 13, 2016, provided by **Focus Strategies Investment Banking** for and on behalf of·Tony Bagliore Concrete to **Orion Group Holdings, Inc.**, an Affiliate and ultimate parent company of Purchaser.

"**Debt**" means at any point in time, all obligations of the Company for borrowed money, and accrued interest thereon, owed to financial institutions, any former shareholder, bank overdrafts, capital lease debt, and any similar monetary liabilities or obligations owed by the Company to the Sellers or any third parties, as determined in accordance with GAAP, including without limitation the liabilities and obligations included on **Schedule 1.2(c)**, but excluding normal trade payables and accrued expenses reflected in the Financial Statements or incurred in good faith in the ordinary course of operation of the Business consistent with past practices and, since the date of the Interim Financial Statements, in accordance with the terms of this Agreement and such other liabilities and obligations that are expressly contemplated in this Agreement or remaining the liabilities and obligations of the Company after the Closing.

"**Debt Payoff**" has the meaning given that term in Section 1.2(b) (i).

"**Disclosure Schedule(s)**" means those schedules attached hereto and identified herein for disclosure purposes. Such schedules are incorporated by reference in this Agreement and made a part of this Agreement, and they may be referred to in this Agreement and any other related instrument or document without being attached to such related instrument or document. For purposes of this Agreement, items disclosed on each schedule must specifically reference that section of this Agreement to which such disclosure relates and will not be deemed to apply to any other section.

"**EBITDA**" means earnings before interest, taxes, depreciation and amortization,.

"**Employee**" means each Person employed by the Company at common law or who is treated by the Company as an employee.

"**Employee Benefit Plans**" means employee benefit plans (as defined in Section 3(3) of ERISA), as well as any profit sharing, pension, retirement, bonus, incentive compensation, commission, deferred compensation, stock option, stock purchase, restricted stock, deferred compensation, salary continuation, severance, stay-on or retention, change-of-control or similar plans or arrangements; medical, vision, dental or other health plans, life insurance and disability plans; vacation and other paid leave plans or programs; and other plans, agreements, trusts or funds for the benefit of current or former employees, independent contractors, officers or directors.

"**Employment Agreements**" has the meaning given that term in Section 1.4(a) (v).

"**Environmental Law(s)**" means any and all existing Laws, statutes, ordinances, regulations, rules, codes, legal requirements, Orders, consent decrees, judgments, settlements, Environmental Permits or programs sponsored by or under the jurisdiction of Governmental Entities relating or pertaining in any way to pollution, contamination, waste, protection of human health, safety or the environment (including, without limitation, air, surface water, groundwater, land, surface and subsurface strata), indoor air quality, the provision of safe and healthful work conditions, or the reduction of occupational safety and health hazards, including, without limitation, any of the foregoing requirements or standards that relate to emissions, discharges, Releases or threatened Releases of any Hazardous Substance into the indoor or outdoor environment, or the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

"**Environmental Liability**" means any claim, demand, Order, Action, Proceeding, responsibility, obligation, legal requirement, liability, Lien, damages (including, without limitation, natural resource damages), injuries, losses, costs and expenses, fines, penalties, settlements, awards or judgments arising out of, relating to or resulting from any Environmental Law or environmental, health or safety matter, activity, event, incident, circumstance, condition, contamination or Release, threatened Release or presence of any Hazardous Substance and relating in any way to the Company, the Business, the Assets, the Real Property currently operated or otherwise used by the Company for any purpose (including, without limitation, waste disposal), in each case whether arising or incurred as a result of any Environmental Law, Order, matter, activity, event, incident, circumstance, condition, contamination or Release, threatened Release or presence of any Hazardous Substance occurring or existing from the date of the Company's formation through the Closing.

"**Environmental Permits**" means any Permit required under or issued pursuant to any applicable Environmental Law.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

"**Escrow Agent**" means IberiaBank, New Orleans, Louisiana.

"**Equipment and Machinery**" means equipment, machinery, rolling stock and vehicles owned or leased by the Company.

"**Financial Statements**" has the meaning given that term in Section 2.4(a).

"**GAAP**" means generally accepted accounting principles in the United States, as in effect at the time the applicable financial statements were prepared.

"**Governing Documents**" has the meaning given that term in Section 2.1(e).

"**Governmental Entity**" means Federal, State and local governments and their constituted units with jurisdiction in any case.

"**Guaranties**" has the meaning given that term in Section 2.21.

"**Hazardous Substance(s)**" means any chemical, substance, material, pollutant, contaminant or waste, which by its nature or its use is now regulated, or as to which liability might arise, under any existing Environmental Law, including, without limitation, any chemical, substance, material, pollutant, contaminant or waste that is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "pollutant," "oil," "solid waste," "toxic waste," or "toxic substance" under any existing Environmental Law, and further including, without limitation, petroleum, petroleum products, asbestos, presumed asbestos-containing material, asbestos-containing material, lead paint, urea formaldehyde, polychlorinated biphenyls ("**PCBs**"), and biological and microbiological substances, but specifically excluding carbon dioxide.

"**Indemnified Party**" means the Persons entitled to indemnity in accordance with Article VI hereof and, in particular (i) in the case of indemnity provided by the Sellers under Section 6.1(b), the Purchaser Indemnified Parties, and (ii) in the case of Indemnity provided by the Purchaser under Section 6.1(c), the Sellers' Indemnified Parties.

"**Indemnitor**" means, whether one or more, the Person or Persons providing indemnity in accordance with Article VI hereof and, in particular (i) the Sellers providing indemnity under Section 6.1(b), and (ii) the Purchaser providing indemnity under Section 6.1(c).

"**Indemnity Escrow Agreement**" means the escrow agreement dated the Closing Date among the Purchaser, the Sellers and the Escrow Agent, in the form set forth at **Exhibit "F"**.

"**Indemnity Escrow Amount**" has the meaning given that term in Section 1.2(d).

"**Indemnity Escrow Funds**" has the meaning given that term in Section 1.2(d).

"**Intellectual Property**" means all U.S. and foreign or multinational intellectual property, including all trademarks, service marks and trade names, mask works, inventions, patents, copyrights and copyrightable works, trade secrets and know-how (including any registrations or applications for registration of any of the foregoing) and all other similar types of proprietary intellectual property rights arising under the Laws of any country or jurisdiction.

"**Interim Financial Statements**" has the meaning given that term in Section 2.4(a).

"**IRS**" means the Internal Revenue Service.

"**Knowledge of Purchaser**" means the actual knowledge of Mark R. Stauffer Christopher DeAlmeida, or Carl Nelson after such individuals have conducted a reasonable inquiry of their direct reports with regard to the matter at issue.

"**Knowledge of Sellers**" means the actual knowledge **Anthony James Bagliore III and Lori Sue Bagliore** after such individuals have conducted a reasonable inquiry of their direct reports with regard to the matter at issue.

"**Latest Balance Sheet**" has the meaning given that term in Section 2.4(a).

"**Laws**" means all applicable laws, codes and regulations of a Governmental Entity.

"**Leased Real Property**" means, collectively, each lease of real property under which the Company is a lessee.

"**Liabilities**" means any debt, obligation or liability of any kind or nature, whether accrued or fixed, absolute or contingent, determined or determinable, matured or unmatured, and whether due or to become due, asserted or unasserted, or known or unknown.

"**Lien**" means any conditional sale agreement, covenant, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, right-of-way, security interest, title retention or other security arrangement, option or any adverse right or interest, charge, claim or encumbrance of any nature whatsoever of on or with respect to any property or property interest.

"**Loss or Losses**" has the meaning given that term in Section 6.1(b).

"**Maintenance Capital Expenditures**" means Capital Expenditures made for the purpose of (a) maintaining or repairing existing facilities of the Company, or (b) maintaining, repairing or replacing its existing equipment, or (c) complying with applicable laws, regulations, ordinances, statutes, codes, or rules applicable to such facilities or equipment.

"**Material Adverse Effect**" means any change, effect, event, occurrence, state of facts or development that has a material adverse effect on or change in the business, assets, financial condition or results of operations or prospects of the Company (taken as a whole), except for any such change or effect that arises or results from (a) changes in general economic, capital market, regulatory or political conditions or changes in law or the interpretation thereof that, in any case, do not disproportionately affect the Company in any material respect, (b) changes that affect generally the industry in which the Company are engaged and do not disproportionately affect them in any material respect, (c) acts of war or terrorism that do not disproportionately affect the Company in any material respect, (d) the entry into or announcement of the Transactions, actions contemplated by this Agreement, or the consummation of the Transactions, (e) changes in applicable Laws or changes in GAAP or in interpretations thereof as applied to the Company or (f) any changes in commodity prices, including any commodities relating to the business of the Company.

"**Material Contracts**" has the meaning given that term in Section 2.11(a).

"**Order**" means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Entity or by any arbitrator.

"**Owned Real Property**" means all of the real estate or interests in real estate currently owned by the Company, together with, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing as described on **Schedule 2.8**.

"**Party or Parties**" means each of the undersigned parties to this Agreement.

"**Payoff Letters**" has the meaning given that term in Section 1.2(c).

"**Permit**" has the meaning given such term in Section 2.18.

"**Permitted Liens**" means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty if, to the extent required by GAAP, adequate reserves with respect thereto are maintained on the books of the Companies in accordance with GAAP; (b) statutory Liens of landlords (not including any Affiliates of Sellers) and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other similar Liens imposed by Law and on a basis consistent with past practice; (c) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers' compensation, unemployment insurance or other types of social security; (d) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing obligations or liabilities that are not material in the aggregate to the Companies; (e) easements, covenants, rights-of-way and other similar conditions and restrictions (i) recorded in the applicable real property records of the county in which the affected property is located, or (ii) set forth in applicable zoning, building and other similar regulations, so long as no such matter identified in clauses (i) – (ii) prevents or materially hinders or interferes with the use of such affected property substantially as currently used for the purposes of the Business or materially detracts from the value of the affected property; and (f) Liens securing Repaid Debt.

"**Person**" means and includes natural persons, corporations, limited partnerships, limited liability companies, general partnerships, joint stock companies, joint ventures, associates, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and all Governmental Entities.

"**Pre-Closing Period**" has the meaning given that term in Section 5.1(a) (i).

"**Proceeding**" means any Action, audit or hearing (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity, arbitrator or mediator.

"**Purchase Price**" has the meaning given that term in Section 1.2(a).

"**Purchaser**" has the meaning given that term in the preamble.

"**Purchaser Indemnified Party**" has the meaning given that term in Section 6.1(b).

"**Real Property Lease**" or "**Real Property Leases**" has the meaning given that term in Section 2.11(b).

"**Related Party Relationships**" has the meaning given that term in Section 2.25.

"**Release(s)**" means, when used as a noun, any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor environment or outdoor environment (including, without limitation, ambient air, surface water, groundwater,

and surface or subsurface strata) or into or out of any real property, including the presence of Hazardous Substances in or on, or the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or real property, and when used as a verb, the occurrence of any Release.

"**Repaid Debt**" has the meaning given that term in Section 1.2(c).

"**Sellers**" has the meaning given that term in the preamble.

"**Sellers' Indemnified Party**" has the meaning given that term in Section 6.1(c).

"**Sellers' Guaranty**" has the meaning given that term in Section 2.21.

"**Shares**" has the meaning given that term in the recitals.

"**Straddle Period**" has the meaning given that term in Section 5.1(b) (i).

"**Tangible Personal Property**" means all items of furniture, fixtures, leasehold improvements, machinery, equipment, supplies, signs, vehicles, shop and other tools, parts and similar items of tangible property that are included in the Assets.

"**Tax or Taxes**" means any and all taxes, charges, fees, levies, assessments, duties, or other amounts imposed by any taxing authority or Governmental Entity, including without limitation, (a) income, gains, gross receipts, value-added, goods and services, excise, withholding, personal property, real property, sales, use, ad valorem, license, occupation, lease, service, severance, stamp, windfall profits, transfer, gift, utility, payroll, employment, workers' compensation, unemployment compensation, disability, customs, duties, imposts, charges, levies, minimum, alternative, alternative minimum, add-on minimum, estimated, profits, capital stock, franchise taxes, liabilities with respect to unclaimed property and social security contributions imposed by any social security administration, including any charges and costs from the payroll agent; (b) any liability in respect of any items described in clause (i) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law) or otherwise; and (c) interest, penalties, and additions to Tax imposed with respect thereto.

"**Tax Return**" means any return, declaration, report, claim for refund, form, election, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"**Transaction Documents**" means, collectively, this Agreement, the Employment Agreements, the Indemnity Escrow Agreement, and the other agreements, contracts, instruments, certificates and documents contemplated hereby and thereby.

"**Transactions**" means, collectively, the transactions contemplated by this Agreement and the other Transaction Documents.

"**Treasury Regulations**" means the regulations promulgated by the United States Treasury Department under the Code.

"**WARN Act**" has the meaning set forth in Section 2.12(a).

"**Working Capital**" means the amount calculated by subtracting those current liabilities (excluding of course the current portion of long term debt) of the Company as reflected in the calculations set forth on **Exhibit "E"**, in the aggregate, from those current assets (excluding of course cash) of the Company also as reflected in the calculations set forth in **Exhibit "E"**, in the aggregate, as of the close of business on the Closing Date and in a manner consistent with the historic practices of the Company. Working Capital can either be a positive or negative amount.

ARTICLE VIII.
GENERAL PROVISIONS

8.1 Modification; Waiver. This Agreement may be modified only by a written instrument executed by all of the Parties; provided, however, that any modification of this Section 8.1, Section 8.2 and Section 8.6 shall require the consent of Purchaser's lenders (or a duly authorized representative thereof) if such amendment adversely alters the rights of such lenders thereunder. Any of the terms and conditions of this Agreement may be waived in writing at any time on or prior to the Closing Date by the Party entitled to the benefits of the term or condition.

8.2 Entire Agreement; Third Party Beneficiaries. This Agreement, together with all other Transaction Documents executed and delivered under this Agreement, supersedes all other prior agreements, understandings, representations and warranties, oral or written, between the Parties for the subject matter of this Agreement (other than the Confidentiality Agreement). This Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder except that Section 8.1, this Section 8.2 and Section 8.6 shall expressly inure to the benefit of Purchaser's lenders and such lenders shall be entitled to rely on and enforce the provisions of such sections.

8.3 Expenses. Each Party shall pay its own expenses incident to the preparation and performance of this Agreement.

8.4 Public Announcements. Prior to Closing, no Party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Transactions or otherwise communicate with any news media without the prior written consent of the other Party unless otherwise required by Law or applicable stock exchange regulation, and the Parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

8.5 Notices. All notices required or permitted hereunder must be in writing and will be deemed to be delivered and received (i) if personally delivered or if delivered by facsimile or courier service, when actually received by the party to whom notice is sent or (ii) if deposited with the United States Postal Service (whether actually received or not), at the close of business on the third business day next following the day when placed in the mail, postage prepaid, certified or registered with return receipt requested, addressed to the appropriate party or parties, at the address of such party or parties set forth below (or at such other address as such party may designate by written notice to all other parties in accordance herewith):

If to Sellers:

Mr. and Mrs. Anthony James Bagliore, III
2300 County Road 311
Jarrell, TX 76537
Phone: 512-746-2247
Facsimile: 512-287-4858

A copy (which will not constitute notice for purposes of this Agreement) shall be sent to the following:

Sanderford & Carroll, PC
2100 Birdcreek Drive
Temple, Texas 76502-1020
Attn: Brian Carroll
Phone: 254-773-8311
Facsimile: 254-773-9175

If to the Purchaser, to the following address:

T.A.S. Commercial Concrete Construction, LLC
12000 Aerospace Blvd., Ste. 300
Houston, Texas 77034
Phone: 713-852-6515
Facsimile: 713-852-6530
Attn: Chief Executive Officer

A copy (which will not constitute notice for purposes of this Agreement) shall be sent to the following:

Orion Group Holdings, Inc.
12000 Aerospace Blvd., Ste. 300
Houston, Texas 77034
Phone: 713-852-6505
Facsimile: 713-852-6530
Attn: Executive Vice President & General Counsel

8.6 Assignment. This Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective heirs, legatees, executors, administrators, successors and permitted assigns, but obligations hereunder shall not be assignable, by operation of Law or otherwise by a Party without the prior written consent of the other Parties; provided, however, that Purchaser may collaterally assign its rights and remedies under this Agreement and any other agreements entered into in connection with this Agreement to its lenders or their Affiliates without the consent of any other Party.

8.7 Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same instrument.

8.8 Headings. The article and section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

8.9 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE AND WITHOUT REFERENCE TO THE CHOICE-OF-LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF A DIFFERENT JURISDICTION.

EACH PARTY (A) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE SOUTHERN DISTRICT OF TEXAS (HOUSTON DIVISION) OR ANY STATE COURT IN HARRIS COUNTY, TEXAS IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION MAY BE HEARD AND DETERMINED IN SUCH TEXAS STATE OR FEDERAL COURT. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT THAT IT MAY EFFECTIVELY DO SO, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION. THE PARTIES FURTHER AGREE, TO THE EXTENT PERMITTED BY LAW, THAT FINAL AND UNAPPEALABLE JUDGMENT AGAINST ANY OF THEM IN ANY ACTION CONTEMPLATED ABOVE SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION WITHIN OR OUTSIDE THE UNITED STATES BY SUIT ON THE JUDGMENT, A CERTIFIED COPY OF WHICH SHALL BE CONCLUSIVE EVIDENCE OF THE FACT AND AMOUNT OF SUCH JUDGMENT.

EACH PARTY TO THIS AGREEMENT WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT. **EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO** ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 8.9.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SELLERS:

By:
Name: Anthony James Bagliore III

By:
Name: Lori Sue Bagliore

PURCHASER:

T.A.S. Commercial Concrete Construction, LLC

By:
Name: Mark R. Stauffer
Title: Chief Executive Officer